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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com

CONFIDENTIAL

April 22, 2021

Re:	Privia Health Group, Inc.
Registration Statement on Form S-1
Filed April 7, 2021
CIK No. 0001759655

Celeste Murphy

Chris Edwards

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Murphy and Mr. Edwards:

On behalf of our client, Privia Health Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated April 13, 2021 and a comment relating to the Company’s use of proceeds received in the Staff’s initial comment letter dated January 22, 2021 (together, the “Comment Letters”). In response to the comments set forth in the Comment Letters, the Company has revised the Registration Statement and is confidentially submitting the Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letters. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

The Offering, page 20

1.

You have disclosed that the number of shares of common stock to be outstanding following this offering excludes 684,887 shares of common stock, plus future increases, reserved for future issuance under your Second Amended and Restated Stock Option Plan as of December 31, 2020. Please revise to disclose here, and in the capitalization and dilution sections, the number of your outstanding stock options, their weighted average exercise price per share, and their vesting conditions expected at the offering. In that regard, we note your board of directors recently approved a modification that accelerate the vesting of certain outstanding stock options.

Response: In response to the Staff’s request, the Company has updated its disclosure on pages 22, 79 and 81.

Use of Proceeds, page 73

2.	If known, please revise your Use of Proceeds section to disclose the amounts that will be allocated to the purposes referenced.

Response: In response to the Staff’s comment relating to the Company’s intended use of proceeds, the Company has updated its disclosure on pages 21 and 76.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Shawn Morris, Chief Executive Officer Thomas Bartrum, General Counsel
Privia Health Group, Inc.